EXHIBIT 99.0

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

Twelve Months Ended June 30, 2002
(Dollars in Thousands)
(Unaudited)

FIXED CHARGES:
Interest Expense	$44,929
Amortization of Debt Premium, Discount and Expense	394
Interest Component of Rentals	12
Total Fixed Charges	$45,335

EARNINGS:
Net Income	$39,971

Add:
Income Taxes Applicable to Utility Operating Income	38,089
Income Taxes Applicable to Non-Utility Operating Income	(599)
Income Taxes Applicable to Other Income (Expenses)-Net	2,115
Total Fixed Charges	45,335

Total Earnings	$124,911

Ratio of Earnings to Fixed Charges	2.8